May 25, 2016

Mr. Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 22, 2016
File No. 001-36253

Dear Mr. Hiller

We received your letter dated May 16, 2016, commenting on the above referenced document. Below is the comment contained in your letter followed by our response:
Form 10-K for the Fiscal Year ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Results of Operations, page 46
Cash Operating Costs and Adjusted Cash Operating Costs, page 50

1.
We note you present non-GAAP measures identified as ‘Total continuing cash operating costs’ and ‘Total adjusted cash operating costs’ on a dollar basis, and per unit basis. As it relates to these measures, please address the following points:

•
As the titles of these measures indicate you are presenting operating cost metrics on a cash basis, please tell us why the adjustments to exclude transportation costs, exploration expenses, and oil and natural gas purchases do not yield incomplete measures of cash operating costs, and are important to the non-GAAP result.

•
As you indicate these metrics are valuable measures of operating performance, and are used to measure efficiency, also tell us how they reflect efficiency and the reasons why you have not included any narrative on the insight you have obtained.

Response
As you note, we present non-GAAP measures of cash operating and adjusted cash operating costs which are intended to capture, reflect and highlight the direct and indirect cash costs of operating our oil and natural gas assets. As you noted, we calculate these measures by taking GAAP continuing operating expenses (on a total dollar and per BOE basis), and removing non-cash expenses such as depreciation, depletion and amortization, impairment charges, and exploration expense. We also remove transportation costs and oil and natural gas purchases to arrive at what we call cash operating costs, and then adjust these costs for certain non-cash costs within the remaining cost categories (e.g. the non-cash component of deferred compensation in general and administrative expenses) or remove other costs that impact the comparability of our results over time (such as transition and severance related to restructuring) or impact our comparability across peers (e.g. management fees paid to our sponsors when we were a private company).
As highlighted above, we exclude exploration expense from our calculation of cash operating costs because they largely relate to non-cash lease amortization expenses, and because for costs in this category that are not amortization, they relate to leasing and exploration activities rather than operation of oil and natural gas assets.
Transportation costs (which are the costs of moving our commodities from the lease to the point of sale to the customer) are excluded from our measure of cash operating costs because we believe they are more closely associated with the delivery of and sale of produced commodities rather than the operation of the related assets. We separately provide guidance to investors and separately report our transportation costs and the cost per BOE.
Similarly, purchases and sales of oil and natural gas are excluded from our measure of cash operating costs because we believe they are more closely associated with the sale of these commodities. We purchase and sell oil and natural gas on a monthly basis to improve the prices we would otherwise receive for our oil and natural gas or to manage firm transportation agreements. We disclose our realized prices per unit sold, net of these gas and oil purchase costs since they relate to management of our overall sales process.
On the basis of the factors above, it is our view that presenting cash operating costs and adjusted cash operating costs in the manner we do provides a more complete picture of operating costs as they specifically relate to the direct and indirect operating costs of our oil and natural gas assets.  Further, we have regularly discussed and disclosed these non-GAAP measures with our investors and analysts and also provide guidance for these measures, including disclosure of the appropriate reconciliations to the most directly comparable GAAP measure.
Cash operating cost efficiency is evaluated and measured relative to other industry participants and relative to our historical results.  By comparing these costs to other industry participants, lower cost operators, higher or lower cost basins or the relative costs of focusing on oil versus natural gas can be identified.  With respect to our historical costs, these measures show efficiency over time. For example, in the current industry downturn, showing our cash operating costs and cash operating cost per unit over time demonstrate in a single operating measure our cost reduction actions in response to this downturn and the effects of these actions on our operating metrics.  In our Operating Expenses disclosures under Results of Operations, we discuss actions we have taken and other items that have impacted these costs by explaining the changes in lease operating expenses, general and administrative expenses and taxes, other than income taxes year over year.  The use of the cash operating cost measure demonstrates the combined effect of these actions.  Thus, in our discussion of the value of disclosing these non-GAAP measures, we did not specifically comment on our conclusions regarding efficiency gains because we believe that these efficiency gains were already discussed in our disclosure for each of our cost categories.
In providing this response letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter, please contact me at (713) 997-4576.

Sincerely,

/s/ Dane E. Whitehead

Dane E. Whitehead

Executive Vice President and Chief Financial Officer